SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 3)*

                          Excal Enterprises, Inc.
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                       (Title of Class of Securities)


                                 300902103
                               (CUSIP Number)

                             Jeffrey Eisenberg
                         Eisenberg Partners L.L.C.
                           33 West Monroe Street
                                 21st Floor
                          Chicago, Illinois 60603
                               (312) 456-9500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 28, 1998
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

                            (Page 1 of 5 Pages)

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         EP Opportunity Fund, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                  (b) [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


                               7      SOLE VOTING POWER

        NUMBER OF                     600,000
          SHARES
       BENEFICIALLY            8      SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING
       PERSON WITH             9      SOLE DISPOSITIVE POWER

                                      600,000

                               10     SHARED DISPOSITIVE POWER

                                       0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             600,000

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             15.2%

    14       TYPE OF REPORTING PERSON*
             OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            (Page 2 of 5 Pages)

         This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $.001 par value per share (the "Shares"), of Excal Enterprises, Inc., a Delaware corporation (the "Company"). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D dated January 7, 1998 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Person (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended and supplemented as follows.


Item 4 is hereby amended in its entirety to read as follows:

         The Reporting Person originally acquired the Shares for investment purposes, and the Reporting Person intends to continue to evaluate the performance of such Shares as an investment in the ordinary course of its business. The Reporting Person generally pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which it invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing stockholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing the operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend or compensation policies.

         The Reporting Person acquired the Shares for investment because it believes that the Shares are undervalued. Recently, the Reporting Person has been dissatisfied with the Company's performance and is concerned about the way the Company is being managed. The Reporting Person continues to believe that it is incumbent upon management of the Company to act in the best interests of stockholders, and that management should promptly take steps to maximize stockholder value, including facilitating a sale of the Company or all or substantially all of the Company's assets or a business combination or similar transaction involving the Company. The Reporting Person intends to work with or influence management and the Board of Directors to represent stockholder interest and take steps to close the discount to net asset value at which the Shares currently trade. The Reporting Person intends to explore alternative transactions that it believes may realize greater value for the current stockholders of the Company and may participate in arranging and executing such a transaction. In connection with the foregoing, the Reporting Person may engage in discussions with and make proposals to management of the Company, institutional providers of debt, equity capital, and others and may actively seek offers from real estate investment trusts, financial buyers, investment bankers or others to purchase the Company or all, or substantially all, of the assets of the Company, and may retain the services of third parties in this regard. The Reporting Person intends to continue to evaluate all of its possible options and reserves the right to act on any of them, including challenging the Company's management at the


                            (Page 3 of 5 Pages)
stockholder level (including by challenging management's proposals and/or candidates for the board of directors at any stockholder meeting) or through litigation.

         In connection with the foregoing, the Reporting Person may take actions to influence the Board of Directors with respect to certain provisions contained in the Company's Amended and Restated Certificate of Incorporation or Second Amended and Restated Bylaws which the Reporting Person perceives as making it more difficult for the Company's stockholders to call meetings, unseat directors or cause the Company to receive or approve offers to purchase the Company or its assets, or take such other actions or submit such other proposals as the Reporting Person may deem necessary or advisable to cause the Company to enter into a business combination or similar transaction which is fair and in the best interests of the Company's stockholders. The Reporting Person has made no final determination in respect of any of such courses of action at the present time.

         The Reporting Person will continue to assess the Company's business, financial condition, results of operations and prospects, other developments concerning the Company, the price level and availability of the Shares, available opportunities to dispose of the Shares, realize trading profits or minimize trading losses, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of its Shares.

Item 5 is hereby amended as follows:

         The percentage ownership represented by the 600,000 shares of Common Stock held by the Reporting Person has decreased to 13.8% solely as a result of exercise of options by officers and directors of the Company since the date of the Initial Statement, as reported in the Form 10-QSB filed by the Company for the quarter ended September 30, 1998.

                            (Page 4 of 5 Pages)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      EP Opportunity Fund, L.L.C.
                                      By:   Eisenberg Partners, L.L.C., Manager

December 30, 1998                     By:   /s/ Jeffrey Eisenberg
                                            --------------------------
                                             Jeffrey Eisenberg, Manager


                            (Page 5 of 5 Pages)